UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C.  20549

                                SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                               FEDDERS CORPORATION
                               (Name of Issuer)

                  CONVERTIBLE PREFERRED STOCK, PAR VALUE $1.00
                         (Title of Class of Securities)


                                 313135-40-2
                                (CUSIP Number)

                                Robert N. Edwards
                          c/o Fedders Corporation
                          505 Martinsville Road
                          Liberty Corner, New Jersey  07938

        (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 13, 1996
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

          Check the following box if a fee is being paid with the statement [X]


                                                         PAGE 1 OF 6 PAGES

CUSIP NO.   313135-40-2             13D                    PAGE 2 OF 6 PAGES
            ---------                                           --   --
- -----------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sal Giordano, Jr.
            ###-##-####
- -----------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [  ]
                                                                (b)  [  ]
- -----------------------------------------------------------------------------
  3.  SEC USE ONLY
- -----------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
            00 (See Item 3)
- -----------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                             [  ]
- -----------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
- -----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
     NUMBER OF            328,421
       SHARES     -----------------------------------------------------------
    BENEFICIALLY   8.  SHARED VOTING POWER
      OWNED BY            753,577
        EACH      -----------------------------------------------------------
      REPORTING    9.  SOLE DISPOSITIVE POWER
       PERSON             328,421
        WITH      -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                          753,577
- -----------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,118,360
- -----------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES* [X]
- -----------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.75%
- -----------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON*
            IN
- -----------------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 313135-40-2               13D                    Page 3 of 6 Pages
            ---------                                           --   --



ITEM 1.  SECURITY AND ISSUER.

          The class of equity securities to which this Schedule relates is the Issuer's Convertible Preferred Stock, par value $1.00. The Issuer is Fedders Corporation, and its principal executive offices are located at 505 Martinsville Road, Liberty Corner, New Jersey 07938.


ITEM 2.  IDENTITY AND BACKGROUND

         (a)  Name:
                   Sal Giordano, Jr.

         (b)  Residence or business address:
                   505 Martinsville Road
                   Liberty Corner, New Jersey  07938

         (c) Mr. Giordano is Vice Chairman, President and Chief Executive Officer of Fedders Corporation, a manufacturer of room air conditioners, dehumidifiers, compressors and heating and cooling chips. The address of Fedders Corporation is 505 Martinsville Road, Liberty Corner, New Jersey 07938.

         (d) and (e) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f)  Citizenship:
                  United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares of Convertible Preferred Stock, par value $1.00, of Fedders Corporation (the "Fedders Convertible Preferred Stock") beneficially owned by Mr. Giordano were acquired upon consummation on August 13, 1996 of the merger of NYCOR, Inc. into Fedders Corporation (the "Merger"). Upon consummation of the Merger, each outstanding share of Common Stock, Class A Stock and Class B Stock of NYCOR, Inc. was converted into the right to receive one share of Fedders Convertible Preferred Stock.

CUSIP No. 313135-40-2                 13D              Page 4 of 6 Pages
          -----------                                       --   --


ITEM 4.  PURPOSE OF TRANSACTION


          The shares of Fedders Convertible Preferred Stock acquired by Mr. Giordano upon consummation of the Merger were acquired by Mr. Giordano for investment purposes. Depending on future market and other conditions, Mr. Giordano may increase or decrease the number of shares of Fedders Convertible Preferred Stock which he beneficially owns.

          The Reporting Person has no plans or proposals which relate to or would result in any of the consequences listed in paragraphs (a) - (j) of
Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The information required by Item 5(a) of Schedule 13D is incorporated herein by reference to Items 11 and 13 on the cover page hereof.

         (b) The information required by Item 5(b) of Schedule 13D is hereby incorporated by reference to Items 7, 8, 9 and 10 on the cover page hereof.

CUSIP No. 313135-40-2                 13D              Page 5 of 6 Pages
          -----------                                       --   --


         (c) The only transaction by Mr. Giordano within the last 60 days in the Fedders Convertible Preferred Stock was the acquisition of beneficial ownership of shares of Fedders Convertible Preferred Stock upon consummation of the Merger.

         (d)  Of all shares reported as beneficially owned by Mr. Giordano in
Item 11 on the cover page hereof, 36,302 shares are held by Mr. Giordano's wife either directly or as trustee of a trust for their grandchildren. Mr. Giordano disclaims beneficial ownership of such shares.

         Of the shares reported as beneficially owned by Mr. Giordano in Items 8, 10 and 11 on the cover page hereof, 113,225 shares are shares as to which Mr. Giordano shares voting and investment power with his father, Salvatore Giordano, and his brother, Joseph Giordano, and 640,352 shares are owned by Giordano Holding Corp., of which Mr. Giordano, Salvatore Giordano and Joseph Giordano are officers and directors.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The response to Item 5(d) is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

CUSIP No. 313135-40-2                 13D              Page 6 of 6 Pages
          -----------                                       --   --




                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 23, 1996                        /s/ SAL GIORDANO, JR.
                                               -------------------------------
                                                   SAL GIORDANO, Jr.